Exhibit 99.1

Arrival proposes business reorganisation

July 12, 2022

LONDON, July 12, 2022 (GLOBE NEWSWIRE) — Arrival (NASDAQ: ARVL), inventor of a unique new method of design and production of equitable electric vehicles (EVs) by local Microfactories, today confirmed that it has proposed a reorganisation of its business in response to the challenging economic environment as it focuses on its next major milestone – starting production of the Arrival Van in Q3 2022.

Arrival has proposed plans that include a realignment of the organisation that would enable it to deliver business priorities until late 2023 primarily utilising the $500mn cash on hand. Arrival’s proposal includes a targeted 30% reduction in spend across the organisation and anticipates that it could potentially impact up to 30% of employees globally.

Arrival continues to see a huge amount of interest in its products, and believes that its proposals are the right step at this time to ensure the long term success of the business and enable it to service this demand in the face of a unique economic environment that is seeing both new players and traditional OEMs facing supply chain issues, an ongoing pandemic, geopolitical tensions and rising inflation. Arrival believes it must address these challenges now as it starts production this year.

Arrival’s vertical integration and new method for the production of electric vehicles using Microfactories, puts it in a unique position to respond to global issues such as these, with the proposed changes enabling Arrival to be even more agile in the face of ongoing global uncertainty. Arrival remains committed to starting production of its Van in Q3 this year and preparing the business for the unique opportunity ahead.

A business strategy update will be provided on Arrival’s second quarter earnings call on 11th August 2022.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions – produced by local Microfactories. We are driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our unique new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates. Such statements are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Media Contacts

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Investors

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